UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLAN
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 33-64647

          A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

          B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

          See Appendix 1.

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ W. Hildebrandt Surgner, Jr.

W. Hildebrandt Surgner, Jr., Chairman
Employee Savings Plan Committee

Date: June 28, 2006

APPENDIX 1

Tredegar Corporation Retirement
Savings Plan

FINANCIAL REPORT

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)	10

EXHIBITS

Consent of Registered Public Accounting Firm	11

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC

Richmond, Virginia
June 23, 2006

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

ASSETS

Investments:
Money market funds	$227,044	$10,054
Common stock	37,631,762	61,312,229
Actively managed commingled funds	46,924,539	45,541,054
Loans to participants	1,360,095	1,212,469

Total investments	86,143,440	108,075,806

Receivables:
Accrued interest and dividends	117,883	122,292
Due from broker for securities sold	94,499	34

Total receivables	212,382	122,326

Total assets	86,355,822	108,198,132

LIABILITIES

Accrued administrative fees	2,183	3,399
Due to broker for securities purchased	87,548	301,771

Total liabilities	89,731	305,170

Net assets available for benefits	$86,266,091	$107,892,962

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$86,158	$73,581
Dividends	473,258	501,350
Net appreciation (depreciation) in fair value of investments	(19,033,542)	18,744,905

Total investment income (loss)	(18,474,126)	19,319,836

Contributions:
Employer	2,323,581	2,341,190
Participant	5,544,438	5,552,846
Rollover	51,108	58,762

Total contributions	7,919,127	7,952,798

Total additions	(10,554,999)	27,272,634

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	23,118	17,549
Benefits paid to participating employees	11,048,754	10,248,361

Total deductions	11,071,872	10,265,910

NET INCREASE (DECREASE)	(21,626,871)	17,006,724

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	107,892,962	90,886,238

End of year	$86,266,091	$107,892,962

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost

Common stock - last published sale price on the New York Stock Exchange

Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond , Virginia.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

As of December 31, 2005 and 2004, there were 2,046 and 2,043 employees, respectively, participating in the Plan. As of December 31, 2005 and 2004, 2,052 and 2,059 employees, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant’s contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Tredegar stock and nine (9) actively managed commingled funds as investment options to participants.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 4.	INVESTMENTS

The following table presents the fair value of investments as of December 31, 2005 and 2004.

	2005 (1)	2004 (1)

Money market funds - Russell Trust Company Short-Term Investment Fund	$227,044	$10,054

Investments at fair value as determined by quoted market price:
Common stock:
Tredegar Corporation	37,631,762	61,312,229

Actively managed commingled funds (2):
Russell Investment Contract Fund, Class C	5,608,578	5,701,603
Russell Global Balanced Fund, Class C	6,746,337	6,702,201
Russell Equity I Fund, Class G	10,507,694	10,381,707
Russell Small Capitalization Fund, Class D	5,237,763	5,232,783
Russell Fixed Income I Fund, Class B	3,064,013	3,129,576
Russell Domestic Conservative Balanced Fund, Class B	2,620,455	2,429,964
Russell Aggressive Balanced Fund, Class B	3,880,178	3,662,030
Russell 1000 Index Fund, Class A	6,071,604	5,924,138
Russell All International Markets Fund, Class B	3,187,917	2,377,052

	46,924,539	45,541,054

Loans to participants	1,360,095	1,212,469

Total investments	$86,143,440	$108,075,806

(1)	Investments are carried in the statements of net assets available for benefits at fair value.

(2)	Investment values are based on the audited annual report of the Frank Russell Trust Company.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 4.	INVESTMENTS (Concluded)

During the years ended December 31, 2005 and 2004, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(19,033,542) and $18,744,905 as follows:

	2005	2004

Investments at fair value as determined by quoted market price:

Common stock	$(21,815,704)	$14,780,392

Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:

Actively managed commingled funds	2,782,162	3,964,513

Net change in fair value	$(19,033,542)	$18,744,905

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 5.	NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below. All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund. All participant and rollover contributions are participant-directed. All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2005	2004

Net assets available for benefits:
Money market funds	$210,039	$—
Common stock	37,631,762	61,312,229
Accrued interest and dividends	117,706	122,200
Accrued expenses	(2,183)	—
Due to broker for securities purchased	—	(301,771)

	$37,957,324	$61,132,658

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income (loss):
Interest	$36,073	$41,375
Dividends	473,258	501,350
Net appreciation (depreciation) in fair value of investments	(21,815,704)	14,780,392

	(21,306,373)	15,323,117

Contributions:
Employer	2,323,581	2,341,190
Participant	1,133,790	1,204,742
Rollover	10,048	—

	3,467,419	3,545,932

Total additions	(17,838,954)	18,869,049

Deductions from net assets attributed to:
Administrative expenses	16,029	15,439
Benefits paid to participating employees	4,381,503	4,122,487
Transfers to participant-directed investments	938,848	4,656,998

Total deductions	5,336,380	8,794,924

Net increase (decrease)	(23,175,334)	10,074,125

Net assets available for benefits:
Beginning of year	61,132,658	51,058,533

End of year	$37,957,324	$61,132,658

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

NOTE 6.	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE 7.	ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $42,166 and $62,262 for the years ended December 31, 2005 and 2004, respectively.

NOTE 9.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005
EIN: 54-1497771 PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Russell Trust Company Short-Term Investment Fund	227,044 units	$227,044	$227,044

*	Tredegar Corporation common stock	2,919,454 shares	21,651,212	37,631,762

	Russell Investment Contract Fund, Class C	409,714 shares	**	5,608,578

	Russell Global Balanced Fund, Class C	491,357 shares	**	6,746,337

	Russell Equity I Fund, Class G	1,131,076 shares	**	10,507,694

	Russell Small Capitalization Fund, Class D	402,595 shares	**	5,237,763

	Russell Fixed Income I Fund, Class B	198,318 shares	**	3,064,013

	Russell Domestic Conservative Balanced Fund, Class B	198,972 shares	**	2,620,455

	Russell Aggressive Balanced Fund, Class B	281,580 shares	**	3,880,178

	Russell 1000 Index Fund, Class A	564,275 shares	**	6,071,604

	Russell All International Markets Fund, Class B	190,665 shares	**	3,187,917

*	Participant loans	316 loans 5.00% - 10.50%	-0-	1,360,095

	Total investments			$86,143,440

*	party-in-interest

**	cost omitted for participant-directed investments